Filed Pursuant to Rule 433

Registration No. 333-170967

The Western Union Company

$250,000,000

Floating Rate Notes due 2015

August 19, 2013

Pricing Term Sheet

Issuer:	The Western Union Company

Securities:	Senior Unsecured Notes

Format:	SEC Registered

Trade Date:	August 19, 2013

Settlement Date:	August 22, 2013 (T+3)

Maturity Date:	August 21, 2015

Principal Amount:	$250,000,000

Coupon (Interest Rate):	Three-month LIBOR + 100 bps

Price to Public:	100%

Net Proceeds (before expenses) to Issuer:	$249,375,000

Interest Payment Dates:	February 21, May 21, August 21 and November 21, of each year, starting on November 21, 2013

Change of Control:	If a Change of Control Triggering Event occurs, the issuer will be required to offer to repurchase such notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	959802 AS8 / US959802AS88

Use of Proceeds:	The issuer intends to use the net proceeds from the sale of the notes for general corporate purposes, including repayment of indebtedness

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.